January 21, 2020
Via E-mail

Timothy R. Aragon, Esq.
Hogan Lovells US LLP
1601 Wewatta Street, Suite 900
Denver, CO 80202

       Re:    Diplomat Pharmacy, Inc.
              Schedule TO-T
              Filed January 9, 2020
              File No. 005-88619

Dear Mr. Aragon:

       The staff in the Office of Mergers and Acquisitions has reviewed the filing listed above, and we have the comments set forth below. All defined terms used herein have the same meaning as in Offer to Purchase for Cash attached as Exhibit (a)(1)(A) to the Schedule TO-T. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Exhibit (a)(1)(A)
Source and Amount of Funds, page 23

1. You state that UnitedHealth Group and Purchaser estimate that the total funds required to complete the Offer and the Merger will be approximately $320 million plus related transaction fees and expenses. Explain why this figure differs from the estimated transaction value of $308,115,224 as set forth in the "Calculation of Filing Fee" table in your Schedule
   TO-T. Alternatively, please revise the Offer to Purchase or the Schedule TO-T to ensure consistency.

2. Notwithstanding that you anticipate funding the Offer with cash on hand, affirmatively disclose the existence or absence of any alternative financing arrangements. Refer to Item
   1007(b) of Regulation M-A.
 Timothy R. Aragon, Esq.
Hogan Lovells US LLP
January 21, 2020
Page 2


Background of the Offer; Past Contacts; Negotiations and Transactions, page 28

3. We note the disclosure on page 24 of the offer materials that UnitedHealth Group received forward-looking information with respect to Diplomat's business for the fiscal years 2019 through 2024. Please summarize any non-public information received from Diplomat in the offer materials, disclose where such information already appears in another filing (such as the
   Schedule 14D-9 filed by Diplomat), or provide an analysis supplementally as to why disclosure is not required. In this regard, we note the disclosure of projections beginning on page 45 of Diplomat's Schedule 14D-9; however, it is not clear from the description of the
   May 2019, October 2019, June 2019 and updated 2019 and 2020 financial projections that these encompass all of the projections referenced here and provided to UnitedHealth Group.
   Please revise to clarify.

Governing Law, page 47

4. You state that the Merger Agreement and all claims or causes of action thereunder is governed by and will be construed in accordance with Delaware law, except to the extent the laws of Michigan are mandatorily applicable. If the parties are aware of any circumstances applicable to the transaction whereby the laws of Michigan are mandatorily applicable, please revise to describe.

Conditions of the Offer, page 48

5. With respect to the fifth bullet point in this section, revise to describe the "certain conditions"
   Diplomat must certify as having been satisfied.

6. Refer to the first sentence, last paragraph of this section. In that sentence, you describe the listed offer conditions as "in addition to" the rights of UnitedHealth and Purchaser to terminate the Offer. However, all of the offer conditions that permit those parties to terminate the offer must be listed here. Please revise or advise.

7. Your disclosure indicates that Purchaser will not be deemed to have waived its rights relating to the satisfaction or waiver of the conditions to the extent Purchaser fails to exercise such rights at a given time. This suggests that Purchaser may become aware that an offer condition has been triggered yet the tender offer may proceed without new disclosure. To the extent Purchaser becomes aware of any offer condition being "triggered" and Purchaser elects to proceed with the offer anyway, we view that decision as being a waiver of the condition. If a material condition is waived, a material change has occurred to the offer document within the meaning of Rule 14d-6(c). Please revise this section to qualify the referenced disclosure by affirming Purchaser's understanding of its obligation to disclose material changes and potentially, to extend the offer.
 Timothy R. Aragon, Esq.
Hogan Lovells US LLP
January 21, 2020
Page 3



                                             *   * *


        We remind you that the registrant and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please direct any questions to me at (202) 551-7951. You may also contact Tina Chalk,
Senior Special Counsel, at (202) 551-3263.


                                                          Sincerely,

                                                          /s/ Joshua Shainess

                                                          Joshua Shainess
                                                          Special Counsel
                                                          Office of Mergers and
Acquisitions